Equal Energy Announces Its Results for the Third

Quarter Ended September 30, 2012

Calgary, Alberta – (CNW – November 8, 2012) Equal Energy Ltd. (“Equal”, “the Company”, “We” or “Our”) (TSX: EQU) (NYSE: EQU) is pleased to announce its financial and operating results for the third quarter ended September 30, 2012.

Don Klapko, President and Chief Executive Officer commented, “Management placed significant attention on our Strategic Review process during Q3 and subsequent to the end of the quarter, culminating in a number of announcements including:

1.	Sale of Northern Oklahoma $40.0 million

2.	Sale of Halkirk/Alliance/Wainwright/Clair $15.4 million

3.	Sale of Lochend Cardium $62.0 million

Total                                    $117.4 million

4.	Elimination of amounts outstanding on our bank credit facility with an estimated revised bank credit facility of $110.0 million.

5.	Net debt including convertible debentures of approximately $35.0 million subsequent to the Lochend Cardium sale.

6.	Continued commitment to development of our Central Oklahoma liquids-rich gas assets.

During this time, the base business at Equal continued to deliver strong results in the areas of cost control, drilling success and production.  During the quarter, we focused on our Lochend Cardium oil play in Alberta and brought on production two strong Lochend Cardium wells in the quarter which no doubt contributed to an excellent outcome for Equal on the sale of the Lochend Cardium announced on November 2.”

Strong Operating Results

Production was down four percent year on year, averaging over 10,800 boe per day due to asset sales late in 2011 and earlier this year.  Operating costs were lower on a unit basis as a result of a continued focus on our cost structure and a more cost advantage asset mix.  Interest costs were also down with lower debt levels.  Capital spending has approximated cash flow for the first nine months of the year as we continue to be disciplined on matching spending to cash flow and using the proceeds of asset sales to further improve our balance sheet.  Funds from operations were down 38 percent in the third quarter of 2012 compared to the third quarter of 2011 mainly due to weak natural gas and natural gas liquids prices.

Successful Drilling Programs

In the first nine months of 2012, Equal drilled 11 (9.2 net) wells which were all successful.  Nine of these wells were drilled in Oklahoma; six of which were sold with the Northern Oklahoma sale in late September and the remaining three wells were drilled in our core Twin Cities Central Dolomite (TCCD) play in Central Oklahoma.  Our first 2012 Lochend Cardium horizontal oil well was drilled late in the second quarter and brought on stream early in the third quarter and a second Lochend Cardium well was drilled and placed on stream in the third quarter.

Strategic Review

Our remaining Canadian asset is represented by a royalty stream of payments from producing wells in Western Canada.  Equal will continue to operate its Central Oklahoma assets consisting of approximately 7,800 boe/d of liquids-rich natural gas where we’ve had strong historical drilling success.  We have identified a strong inventory of future drilling locations and have staff of experienced people in Oklahoma to manage these assets.  Management believes that in addition to successful drilling, there is significant additional upside from natural gas and NGL commodity price recovery.  We are currently planning to commence drilling in the Hunton early in the new year.

The Company is still conducting its Strategic Review process and is evaluating proposals for the sale of the remaining royalty assets which, if sold, will represent an exit from all Canadian operations.  Equal’s Special Committee of the Board of Directors and management are moving to the final step in the Strategic Review Process to finalize the go forward strategy for the Company.  A Canadian Trust, U.S. Master Limited Partnership and an Exploration and Production Corporation are all being considered.  The make-up of the Board of Directors and Executive Management team as well as an overall go forward manpower plan will follow the Company structure decision.  Equal expects to conclude the Strategic Review process shortly after the conclusion of the evaluation of the royalty proposals, likely by late November 2012.

The following table is a summary of selected financial and operational information for the three and nine months ended September 30, 2012 with comparative 2011 figures.
	Three months ended September 30			Nine months ended September 30
Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2012	2011	Change	2012	2011	Change
FINANCIAL
NGL, natural gas and oil revenues including realized hedging	29,129	44,452	(34%)	88,333	121,354	(27%)
Funds from operations	10,900	17,435	(37%)	31,867	45,617	(30%)
Per share – basic ($)	0.31	0.50	(38%)	0.91	1.47	(38%)
Per share – diluted ($)	0.28	0.50	(44%)	0.82	1.43	(43%)
Net income	14,006	(2,642)	630%	18,183	468	3785%
Per share – basic ($)	0.40	(0.08)	600%	0.52	0.02	2500%
Per share – diluted ($)	0.35	(0.08)	538%	0.49	0.01	4800%
Total assets	399,253	536,232		399,253	536,232
Working capital (deficit) including long-term debt	(63,855)	(141,864)		(63,855)	(141,864)
Convertible debentures	41,952	80,332		41,952	80,332
Shareholders’ equity	232,218	243,810		232,218	243,810
SHARES OUTSTANDING
Shares outstanding – basic (000s)	35,077	34,667		35,031	31,124
Shares outstanding – diluted (000s)	41,653	34,667		41,399	31,849
Shares outstanding at period end (000s)	35,080	34,736		35,080	34,736
OPERATIONS
Average daily production
NGL (bbls per day)	4,278	3,580	19%	4,101	2,869	43%
Gas (mcf per day)	31,200	32,264	(3%)	30,928	26,767	16%
Oil (bbls per day)	1,349	2,306	(42%)	1,266	2,472	(49%)
Total (boe per day)	10,827	11,263	(4%)	10,522	9,802	7%
Average sales price
NGL ($ per bbl)	27.71	48.40	(43%)	31.39	49.04	(36%)
Gas ($ per mcf)	2.67	3.73	(28%)	2.72	3.80	(28%)
Oil ($ per bbl)	85.71	82.24	4%	86.54	81.70	6%
Cash flow netback ($ per boe)
Revenue	29.24	42.90	(32%)	30.64	45.35	(32%)
Royalties	5.90	8.82	(33%)	5.91	9.17	(36%)
Production expenses	7.72	11.11	(31%)	8.63	11.63	(26%)
Transportation expenses	0.18	0.39	(54%)	0.22	0.49	(55%)
Operating netback	15.44	22.58	(32%)	15.88	24.06	(34%)
General and administrative	2.87	2.67	7%	2.91	3.62	(20%)
Cash interest expense	1.61	2.81	(43%)	1.93	3.19	(39%)
Other cash costs	0.02	0.27	(93%)	(0.01)	0.20	(105%)
Cash flow netback	10.94	16.83	(35%)	11.05	17.05	(35%)

Equal Energy Ltd.’s complete unaudited, consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the quarter ended September 30, 2012 will be available on Equal’s website at www.equalenergy.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

For further information:
Dell Chapman
Chief Financial Officer
(403) 538-3580 or (877) 263-0262

Don Klapko
President & CEO
(403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal's shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal's shares are listed on the New York Stock Exchange under the symbol (EQU).  The oil and gas properties are Oklahoma. Equal has compiled a multi-year drilling inventory for its Hunton liquids rich natural gas property in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including the timing or uncertainty of the sale of Equal's royalty interests, the repayment of the bank facility, the outcome of the lenders review of the limit of the credit facility and the timing and certainty of any further action in relation to the Company's strategic review process. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with closing the Royalties sale, repayment of the bank credit facility, the future amount of the bank credit facility, oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Conversion: Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) mcf to one (1) barrel of oil ("bbl"). Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. All dollar values are in Canadian dollars unless otherwise stated.